UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K/A
Amendment No. 1

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41066

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Sono Group N.V.
(Registrant’s name)

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Waldmeisterstraße 76
80935 Munich
Germany
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

EXPLANATORY NOTE

This Form 6-K/A Sono Group N.V. (the “Company”) amends the Company’s report on Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 25, 2024, which contains a press release issued by the Company on April 25, 2025 (the “Press Release”), in order to correct the U.S. ticker symbol for the Company's ordinary shares that was stated in the Press Release. The Press Release incorrectly identified the U.S. ticker symbol for the Company’s ordinary shares as SEVC. Following additional confirmation from the Financial Industry Regulatory Authority (FINRA), it has been clarified that the Company’s ordinary shares are quoted on the over-the-counter market under the symbol SEVCF, effective April 25, 2024. The 'F' in the ticker symbol represents the Company’s status as a foreign private issuer.

The change is contained in the correction notice to the Press Release, attached hereto as Exhibit 99.1 and shall replace and supersede the previously furnished Press Release.

Exhibit	Description of Exhibit

99.1	Correction notice to the Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sono Group N.V.
(Registrant)

Date: April 26, 2024	/s/ George O'Leary
George O'Leary
Managing Director